                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                        (Amendment No. 10)*

                               AMERCO
-------------------------------------------------------------------------
                           (Name of Issuer)

              Common Stock, $0.25 par value per share
-------------------------------------------------------------------------
                   (Title of Class of Securities)

                             023586100
-------------------------------------------------------------------------
                           (CUSIP Number)

                      Gary V. Klinefelter, Esq.
                      2727 North Central Avenue
                      Phoenix, Arizona  85021
                      (602) 263-6671
-------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                         December 18, 1996
-------------------------------------------------------------------------
      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note:   Six copies of this statement, including all exhibits,  should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (The Exhibit Index is located on Page 20)







----------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  AMENDMENT NO. 10 TO SCHEDULE 13D
                       PURSUANT TO RULE 13d-2
                               OF THE
                   GENERAL RULES AND REGULATIONS
                             UNDER THE
            SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

          A group consisting of EJOS, Inc., an Arizona corporation; Edward J. Shoen; M.V.S., Inc., a Nevada corporation; Mark V. Shoen; Japal, Inc., a Nevada corporation; James P. Shoen; Pafran, Inc., a Nevada corporation; Paul F. Shoen; Sophmar, Inc., a Nevada corporation; Sophia M. Shoen; and the AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Trust (the "ESOP Trust") filed a
Schedule 13D with the Securities and Exchange Commission (the "Commission") on May 21, 1992 (the "Original Schedule 13D"). The Original Schedule 13D was amended by Amendment No. 1 filed with the Commission on August 21, 1992, Amendment No. 2 filed with the
Commission  on  April  19,  1993, Amendment  No.  3  filed  with  the
Commission  on  June  12,  1993,  Amendment  No.  4  filed  with  the
Commission  on  September 17, 1993, Amendment No. 5  filed  with  the
Commission on April 25, 1994, Amendment No. 6 filed with the Commission on May 31, 1994, Amendment No. 7 filed with the Commission on September 9, 1994, and Amendment No. 8 filed with the Commission on December 19, 1994, and Amendment No. 9 filed with the Commission on July 3, 1995. This Amendment No. 10 pursuant to Rule 13d-2 under the Act amends and supplements the cover pages and statements under Items 4, 5, 6, and 7 of the Original Schedule 13D, as amended by Amendments No. 1 through 9. Capitalized terms used in this Amendment No. 10 and not otherwise defined shall have the meaning ascribed to such terms in the Original Schedule 13D, as amended.

          This Amendment No. 10 is being filed by Edward J. Shoen, Mark V. Shoen, James P. Shoen, Paul F. Shoen, the ESOP Trust, Oxford Life Insurance Company, Trustee under that certain Irrevocable Trust dated December 20, 1982 (Edward J. Shoen, grantor), Oxford Life Insurance Company, Trustee under that certain Irrevocable Trust dated December 20, 1982 (Mark V. Shoen, grantor), Oxford Life Insurance Company, Trustee under that certain Irrevocable Trust dated December 20, 1982 (James P. Shoen, grantor), Oxford Life Insurance Company, Trustee under that certain Irrevocable Trust dated December 20, 1982 (Paul F. Shoen, grantor), and Oxford Life Insurance Company, Trustee under that certain Irrevocable Trust dated December 20, 1982 (Sophia M. Shoen, grantor). Sophia M. Shoen, who has participated in this group's Schedule 13D filings in the past, has refused to join in this Amendment No. 10.

Cover Pages.
-----------
          As a result of the sale by Sophia M. Shoen (described in Item 4 below) of 100,000 shares of the Company's Common Stock, $0.25 par value (the "Common Stock") to the public on December 18, 1996 and 118,900 shares of Common Stock pursuant to Rule 144 under the Securities Act, Sophia M. Shoen now owns 1,419,572 shares of Common Stock.

          As a result of the sales by Paul F. Shoen (described in Item 4 below) of 150,000 shares of Common Stock to the public on December 18, 1996, 45,000 shares of Common Stock to the Company on May 31, 1995, and 554,500 shares of Common Stock pursuant to Rule 144 under the Securities Act, Paul F. Shoen now owns 2,032,558 shares of Common Stock.

          As the result of a gift by Mark V. Shoen (described in Item 4 below) of 32,539 shares of Common Stock to Jacqueline Y. Shoen on November 5, 1996, Mark V. Shoen now owns 3,442,981 shares of Common Stock.

          As a result of year-end allocations of Common Stock by the ESOP Trust to participants in the AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Plan, purchases of allocated Common Stock from employees of the Company whose employment has been terminated, and open market purchase of Common Stock by the ESOP Trust (also described in Item 4 below), the ESOP Trust now holds 1,511,150 shares of Common Stock pursuant to the Stockholder Agreement.

          Accordingly, the cover pages are hereby amended in their entirety, to reflect the foregoing transactions.

CUSIP No. 023586100
                                13D

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Edward J. Shoen
------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) [X]
                                                      (b) [ ]
-------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------
4.       SOURCE OF FUNDS (See Instructions)

          00
-------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

-------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
-------------------------------------------------------------------------
 NUMBER OF    7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY       ------------------------------------------------------
  OWNED       8.   SHARED VOTING POWER
    BY
   EACH             15,774,096
 REPORTING         ------------------------------------------------------
   PERSON     9.   SOLE DISPOSITIVE POWER
   WITH
                   ------------------------------------------------------
              10.  SHARED DISPOSITIVE POWER
                    15,774,096
-------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    15,774,096
-------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)           [ ]

-------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    69.8
-------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

          IN
-------------------------------------------------------------------------

CUSIP No. 023586100
                                13D

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Mark V. Shoen
-------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) [X]
                                                      (b) [ ]
-------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------
4.       SOURCE OF FUNDS (See Instructions)

          00
-------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

-------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
-------------------------------------------------------------------------
 NUMBER OF    7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY       ------------------------------------------------------
  OWNED       8.   SHARED VOTING POWER
    BY
   EACH             15,774,096
 REPORTING         ------------------------------------------------------
   PERSON     9.   SOLE DISPOSITIVE POWER
   WITH
                   ------------------------------------------------------
              10.  SHARED DISPOSITIVE POWER
                    15,774,096
-------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    15,774,096
-------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)           [ ]

-------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    69.8
-------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

          IN
-------------------------------------------------------------------------

CUSIP No. 023586100
                                13D

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          James P. Shoen
-------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) [X]
                                                      (b) [ ]
-------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------
4.       SOURCE OF FUNDS (See Instructions)

          00
-------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

-------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
-------------------------------------------------------------------------
 NUMBER OF    7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY       ------------------------------------------------------
  OWNED       8.   SHARED VOTING POWER
    BY
   EACH             15,774,096
 REPORTING         ------------------------------------------------------
   PERSON     9.   SOLE DISPOSITIVE POWER
   WITH
                   ------------------------------------------------------
              10.  SHARED DISPOSITIVE POWER
                    15,774,096
-------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    15,774,096
-------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)           [ ]

-------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    69.8
-------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

          IN
-------------------------------------------------------------------------

CUSIP No. 023586100
                                13D

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Paul F. Shoen
-------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) [X]
                                                      (b) [ ]
-------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------
4.       SOURCE OF FUNDS (See Instructions)

          00
-------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

-------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
-------------------------------------------------------------------------
 NUMBER OF    7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY       ------------------------------------------------------
  OWNED       8.   SHARED VOTING POWER
    BY
   EACH             15,774,096
 REPORTING         ------------------------------------------------------
   PERSON     9.   SOLE DISPOSITIVE POWER
   WITH
                   ------------------------------------------------------
              10.  SHARED DISPOSITIVE POWER
                    15,774,096
-------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    15,774,096
-------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)           [ ]

-------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    69.8
-------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

          IN
-------------------------------------------------------------------------

CUSIP No. 023586100
                                13D

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Irrevocable Trust dated December 20, 1982 between Edward J. Shoen, as grantor, and Oxford Life Insurance Company, as trustee
-------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) [X]
                                                      (b) [ ]
-------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------
4.       SOURCE OF FUNDS (See Instructions)

          00
-------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

-------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
-------------------------------------------------------------------------
 NUMBER OF    7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY       ------------------------------------------------------
  OWNED       8.   SHARED VOTING POWER
    BY
   EACH             15,774,096
 REPORTING         ------------------------------------------------------
   PERSON     9.   SOLE DISPOSITIVE POWER
   WITH
                   ------------------------------------------------------
              10.  SHARED DISPOSITIVE POWER
                    15,774,096
-------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    15,774,096
-------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)           [ ]

-------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    69.8
-------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
          00
-------------------------------------------------------------------------

CUSIP No. 023586100
                                13D

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Irrevocable Trust dated December 20, 1982 between Mark V.
         Shoen, as grantor, and Oxford Life Insurance Company, as
         trustee
-------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) [X]
                                                      (b) [ ]
-------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------
4.       SOURCE OF FUNDS (See Instructions)

          00
-------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

-------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
-------------------------------------------------------------------------
 NUMBER OF    7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY       ------------------------------------------------------
  OWNED       8.   SHARED VOTING POWER
    BY
   EACH             15,774,096
 REPORTING         ------------------------------------------------------
   PERSON     9.   SOLE DISPOSITIVE POWER
   WITH
                   ------------------------------------------------------
              10.  SHARED DISPOSITIVE POWER
                    15,774,096
-------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    15,774,096
-------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)           [ ]

-------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    69.8
-------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
          00
-------------------------------------------------------------------------

CUSIP No. 023586100
                                13D

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Irrevocable Trust dated December 20, 1982 between James P. Shoen, as grantor, and Oxford Life Insurance Company, as trustee
-------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) [X]
                                                      (b) [ ]
-------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------
4.       SOURCE OF FUNDS (See Instructions)
          00
-------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

-------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
-------------------------------------------------------------------------
 NUMBER OF    7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY       ------------------------------------------------------
  OWNED       8.   SHARED VOTING POWER
    BY
   EACH             15,774,096
 REPORTING         ------------------------------------------------------
   PERSON     9.   SOLE DISPOSITIVE POWER
   WITH
                   ------------------------------------------------------
              10.  SHARED DISPOSITIVE POWER
                    15,774,096
-------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    15,774,096
-------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)           [ ]
-------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    69.8
-------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

          00
-------------------------------------------------------------------------

CUSIP No. 023586100
                                13D

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Irrevocable Trust dated December 20, 1982 between
         Paul F. Shoen, as grantor, and Oxford Life Insurance
         Company, as trustee
-------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) [X]
                                                      (b) [ ]

-------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------
4.       SOURCE OF FUNDS (See Instructions)
          00
-------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

-------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
-------------------------------------------------------------------------
 NUMBER OF    7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY       ------------------------------------------------------
  OWNED       8.   SHARED VOTING POWER
    BY
   EACH             15,774,096
 REPORTING         ------------------------------------------------------
   PERSON     9.   SOLE DISPOSITIVE POWER
   WITH
                   ------------------------------------------------------
              10.  SHARED DISPOSITIVE POWER
                    15,774,096
-------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    15,774,096
-------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)           [ ]

-------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    69.8
-------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

          00
-------------------------------------------------------------------------

CUSIP No. 023586100
                                13D
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Irrevocable Trust dated December 20, 1982 between
         Sophia M. Shoen, as grantor, and Oxford Life Insurance
         Company, as trustee
-------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) [X]
                                                      (b) [ ]
-------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------
4.       SOURCE OF FUNDS (See Instructions)
          00
-------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

-------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
-------------------------------------------------------------------------
 NUMBER OF    7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY       ------------------------------------------------------
  OWNED       8.   SHARED VOTING POWER
    BY
   EACH             15,774,096
 REPORTING         ------------------------------------------------------
   PERSON     9.   SOLE DISPOSITIVE POWER
   WITH
                   ------------------------------------------------------
              10.  SHARED DISPOSITIVE POWER
                    15,774,096
-------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    15,774,096
-------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)           [ ]

-------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    69.8
-------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

          00
-------------------------------------------------------------------------

CUSIP No. 023586100
                                13D

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Trust
-------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) [X]
                                                      (b) [ ]
-------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------
4.       SOURCE OF FUNDS (See Instructions)

          00
-------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

-------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States

-------------------------------------------------------------------------
 NUMBER OF    7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY       ------------------------------------------------------
  OWNED       8.   SHARED VOTING POWER
    BY
   EACH             15,774,096
 REPORTING         ------------------------------------------------------
   PERSON     9.   SOLE DISPOSITIVE POWER
   WITH
                   ------------------------------------------------------
              10.  SHARED DISPOSITIVE POWER
                    15,774,096
-------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    15,774,096
-------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)           [ ]

-------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    69.8
-------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

          EP
-------------------------------------------------------------------------

Item 4.   Purpose of Transaction.
          ----------------------
          The information set forth in Item 4 is supplemented to read as follows:

          Pursuant to a Registration Statement on Form S-3, effective December 10, 1996 (Registration No. 333-15485), Sophia M. Shoen sold 100,000 shares of Common Stock to the public on December 18, 1996 at a price to the public of $35.00 per share. In addition, Sophia M. Shoen has sold an aggregate of 118,900 shares of Common Stock pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") and may make additional sales pursuant to Rule 144 in the future. As a result of the above sales, Sophia M. Shoen now owns 1,419,572 shares of Common Stock.

          Pursuant to a Registration Statement on Form S-3, effective December 10, 1996 (Registration No. 333-15485), Paul F. Shoen sold 150,000 shares of Common Stock to the public on December 18, 1996 at a price to the public of $35.00 per share. On May 31, 1995, the Company purchased 45,000 shares of the Company's Common Stock from Paul F. Shoen for $996,000. In addition, Paul F. Shoen has sold an aggregate of 554,500 shares of Common Stock pursuant to Rule 144 under the Securities Act and may make additional sales pursuant to Rule 144 in the future. As a result of the above sales, Paul F. Shoen now owns 2,032,558 shares of Common Stock.

          Mark V. Shoen transferred 32,539 shares of Common Stock to Jacqueline Y. Shoen on November 5, 1996 as a gift. As a result of the gift, Mark V. Shoen now owns 3,442,981 shares of Common Stock.

          On October 1, 1996, the Company paid the last portion of a total of approximately $448.1 million to the plaintiffs (non-management members of the Shoen family and their affiliates) in a long-standing legal dispute involving the Shoen family and related to control of the Company. As a result, the plaintiffs were required to transfer all of their 18,254,976 shares of Common Stock to the Company which represented 47.3% of its outstanding Common Stock (prior to giving effect to the issuance of 2,250,000 shares of Common Stock sold to the public by the Company on December 18, 1996).

          From July 17, 1995 through September 26, 1995, the ESOP Trust made periodic open market purchases on Nasdaq of 36,200 shares of Common Stock at prices ranging from $16.25 to $18.75 per share and has made its year end allocations of an aggregate of 533,165 shares of Common Stock (for 1995 and 1996) to participants in the AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Plan. In addition, the ESOP Trust has purchased 71,396 shares of Common Stock from certain employees of the Company upon termination of their employment. The purchases of such stock, which was allocated to the employees' ESOP Trust accounts, were made at the then current market price on Nasdaq. The ESOP Trust will continue to make year end allocations of Common Stock and continue to purchase stock allocated to employees whose employment with the Company is terminated.

           The Stockholder Agreement may be terminated at the respective election of Paul F. Shoen or Sophia M. Shoen, upon the Company's failure to effect the registration of securities held by them. Paul F. Shoen and Sophia M. Shoen have informed the Company that they believe the Stockholder Agreement has been terminated as a result of the Company's alleged failure to effect in a timely manner the registration of Common Stock held by Sophia M Shoen in 1994. Furthermore, at the Company's Combined Annual Meeting of Stockholders held on January 17, 1997, Sophia M. Shoen refused to vote her shares of Common Stock in accordance with the Stockholder Agreement.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------
         The information set forth in Item 5 is revised in its entirety to read as follows:

Edward  J. Shoen, the E Trust, Mark V. Shoen, the M Trust,  James  P.
---------------------------------------------------------------------
Shoen, the J Trust, Paul F. Shoen, the P Trust, Sophia M. Shoen,  the
---------------------------------------------------------------------
S Trust, the ESOP Trust, and the ESOP Trustee, as a group
---------------------------------------------------------
           (i)     Aggregate number of shares:      15,774,096
          (ii)     Percentage of class:                  69.8 (1)
         (iii)     Sole voting power:
          (iv)     Shared voting power:             15,774,096
           (v)     Sole dispositive power:
          (vi)     Shared dispositive power:        15,774,096

Edward J. Shoen (without regard to the Stockholder Agreement)
-------------------------------------------------------------
           (i)     Aggregate number of shares:       3,483,681
          (ii)     Percentage of class:                  15.4


The E Trust (without regard to the Stockholder Agreement)
---------------------------------------------------------
           (i)     Aggregate number of shares:         559,443
          (ii)     Percentage of class:                   2.5


Mark V. Shoen (without regard to the Stockholder Agreement)
-----------------------------------------------------------
           (i)     Aggregate number of shares:       3,442,981
          (ii)     Percentage of class:                  15.2

The M Trust (without regard to the Stockholder Agreement)
---------------------------------------------------------
           (i)     Aggregate number of shares:         527,604
          (ii)     Percentage of class:                   2.3

James P. Shoen (without regard to the Stockholder Agreement)
------------------------------------------------------------
             (i)      Aggregate  number  of  shares:        2,278,814
            (ii)     Percentage of class:                    10.1

----------------
(1) Based on 22,614,087 outstanding shares which include 16,851,592 shares of Common Stock and 5,762,495 shares of Series A Stock.

The J Trust (without regard to the Stockholder Agreement)
---------------------------------------------------------
           (i)     Aggregate number of shares:         337,426
          (ii)     Percentage of class:                   1.5

Paul F. Shoen (without regard to the Stockholder Agreement)
-----------------------------------------------------------
           (i)     Aggregate number of shares:       2,032,558
          (ii)     Percentage of class:                   9.0

The P Trust (without regard to the Stockholder Agreement)
---------------------------------------------------------
           (i)     Aggregate number of shares:          71,976
          (ii)     Percentage of class:                   0.3

Sophia M. Shoen (without regard to the Stockholder Agreement)
-------------------------------------------------------------
           (i)     Aggregate number of shares:       1,419,572
          (ii)     Percentage of class:                   6.3

The S Trust (without regard to the Stockholder Agreement)
---------------------------------------------------------
           (i)     Aggregate number of shares:         108,891
          (ii)     Percentage of class:                   0.5

The ESOP Trust (without regard to the Stockholder Agreement)
------------------------------------------------------------
           (i)     Aggregate number of shares:       1,511,150 (2) (3)
          (ii)     Percentage of class:                   6.7

The ESOP Trustee (without regard to the Stockholder Agreement)
--------------------------------------------------------------
           (i)     Aggregate number of shares:       1,511,150 (2) (3)
          (ii)     Percentage of class:                   6.7

         Except as described in Item 4 hereof, no member of the group described on page 2 effected any transactions in Common Stock during the past sixty days.

Item  6.   Contracts, Arrangements, Understandings  or  Relationships
           ----------------------------------------------------------
with Respect to Securities of the Issuer.
-----------------------------------------
           Edward J. Shoen, Mark V. Shoen, and James P. Shoen have pledged 2,400,000 shares of Series A Stock, 2,400,000 shares of Common Stock, and 1,200,000 shares of Series A Stock, respectively, to NationsBank Corporation to secure certain obligations of the Company, the purchaser of the Company's Series B Preferred Stock, and themselves. In addition, Edward J. Shoen has pledged an aggregate of 154,035 shares of Series A Stock to Bank One, as trustee of an Impoundment Trust securing payment of his obligations, if any, pursuant to the punitive damages award in the Shoen Litigation.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------
         Attached to this Amendment No. 10 as an exhibit is the Statement Pursuant to Rule 13d-1(f).

_______________________________
    (2) These shares include shares allocated to the accounts of Edward J. Shoen (2,771.59 shares), Mark V. Shoen (2,496.99 shares), James P. Shoen (2,465.92 shares), Paul F. Shoen (779.33 shares), and Sophia M. Shoen (196.87 shares) pursuant to the Plan of which the ESOP Trust is a part. These shares are not included in the number of shares beneficially owned by Edward J. Shoen, Mark V. Shoen,
James P. Shoen, Paul F. Shoen, and Sophia M. Shoen as disclosed in this Item 5.

    (3) Although the ESOP Trust is a party to the Stockholder Agreement, the ESOP Trust is not required to fulfill its voting obligations under the Stockholder Agreement unless the ESOP Trustee is provided with an opinion of counsel, satisfactory to the ESOP Trustee that the compliance by the
ESOP Trustee with the voting requirements of the Stockholder Agreement will not result in a violation of the provisions of the Employee Retirement Income Security Act of 1974, as amended, or the Internal Revenue Code of 1986, as amended. Prior to the Company's Combined Annual Meeting of Stockholders held January 17, 1997, the ESOP Trustee informed the Company that it would not vote its shares in accordance with the Stockholder Agreement since it had not received such an opinion. While the shares held by the ESOP Trustee pursuant to the Stockholder Agreement were not voted in accordance with the Stockholder Agreement at the meeting, the votes cast by the ESOP Trustee were consistent with the votes cast by the proxy for the other parties to the Stockholder
Agreement  (other  than  Sophia M. Shoen).   The ESOP Trustee may in its
discretion waive the opinion requirement.

                             SIGNATURE
                             ---------
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 10 to Schedule 13D is true, complete, and correct.


                                       THE AMERCO EMPLOYEE SAVINGS,
                                       PROFIT SHARING AND EMPLOYEE
                                       STOCK OWNERSHIP TRUST


 /s/ Edward J. Shoen                 By:  /s/ Lloyd T. Dyer
--------------------                     ---------------------------
EDWARD J. SHOEN                          Lloyd T. Dyer
Date: May 30, 1997                       Trustee
                                         Date: May 12, 1997



 /s/ Mark V. Shoen                   By:  /s/ Arthur M. Smith, Jr.
--------------------                     ---------------------------
MARK V. SHOEN                            Arthur M. Smith, Jr.
Date: May 30, 1997                       Trustee
                                         Date: May 12, 1997



 /s/ James P. Shoen                  By:  /s/ Theodore J. Day
--------------------                     ---------------------------
JAMES P. SHOEN                           Theodore J. Day
Date: May 30, 1997                       Trustee
                                         Date: May 12, 1997


 /s/ Paul F. Shoen
--------------------
PAUL F. SHOEN
Date: May 30, 1997

OXFORD LIFE INSURANCE COMPANY,       OXFORD LIFE INSURANCE COMPANY,
Trustee under that certain           Trustee under
Irrevocable Trust,                   that certain Irrevocable Trust,
dated December 20, 1982              dated December 20, 1982
(James P. Shoen, grantor)            (Mark V. Shoen, grantor)



By:  /s/ Mark A. Haydukovich         By:  /s/ Mark A. Haydukovich
    ------------------------             ------------------------
    MARK A. HAYDUKOVICH                  MARK A. HAYDUKOVICH
Its Vice President                   Its Vice President
Date: May 30, 1997                   Date: May 30, 1997



OXFORD LIFE INSURANCE COMPANY,       OXFORD LIFE INSURANCE COMPANY,
Trustee under that certain           Trustee under
Irrevocable Trust,                   that certain Irrevocable Trust,
dated December 20, 1982              dated December 20, 1982
(Paul   F.  Shoen,  grantor)         (Sophia  M.  Shoen, grantor)



By:  /s/ Mark A. Haydukovich         By: /s/ Mark A. Haydukovich
    ------------------------            ------------------------
    MARK A. HAYDUKOVICH                 MARK A. HAYDUKOVICH
Its Vice President                   Its Vice President
Date: May 30, 1997                   Date: May 30, 1997



OXFORD LIFE INSURANCE COMPANY,
Trustee under that certain Irrevocable Trust, dated December 20, 1982
(Edward J. Shoen, grantor)



By: /s/ Mark A. Haydukovich
    -----------------------
    MARK A. HAYDUKOVICH
Its Vice President
Date: May 30, 1997

                           EXHIBIT INDEX



Exhibit  Description                              Sequential Page No.
---------------------------------------------------------------------

  1      Statement Pursuant to Rule 13d-1(f) ..................... 21